UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ARC Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

03879T108

(CUSIP Number)

Seenu G. Kasturi

212 Guilbeau Rd.

Lafayette, LA 70506

(904) 741-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879T108	Schedule 13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Seenu G. Kasturi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 455,394
	8.	SHARED VOTING POWER 911
	9.	SOLE DISPOSITIVE POWER 455,394
	10.	SHARED DISPOSITIVE POWER 911
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,305
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03879T108	Schedule 13D/A	Page 3 of 5 Pages

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on February 28, 2013 (as amended to date, the “Schedule 13D”). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1.  Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement relates to the Class A common stock, par value $0.01 per share (“Common Stock”), of ARC Group, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 13453 North Main Street, Suite 206, Jacksonville, FL 32218.

Item 2.  Identity and Background.

Item 2(c) of the Schedule 13D is hereby amended and restated in their entirety as follows:

(c)	The Reporting Person serves as the President, Chief Financial Officer and Chairman of the Board of Directors of the Issuer.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person purchased 772,002 shares of Common Stock through a combination of open market and private transactions for an aggregate purchase price of $410,216. The Reporting Person paid for the shares of Common Stock in cash out of personal funds.

On February 27, 2014, the Reporting Person entered into a securities purchase agreement with the Issuer pursuant to which the Reporting Person purchased 206,061 shares of Common Stock from the Issuer for a purchase price of $340,000. The Reporting Person paid for the shares of Common Stock through the issuance of a promissory note to the Issuer. The promissory note was paid in full by the Reporting Person in March 2015 out of personal funds.

On April 1, 2017, the Reporting Person was granted 10,537 shares of Common Stock by the Issuer pursuant to the terms of the Reporting Person’s employment agreement with the Issuer.

CUSIP No. 03879T108	Schedule 13D/A	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	The Reporting Person may be deemed to beneficially own 456,305 shares of Common Stock, representing 6.9% of the outstanding shares of Common Stock. The Reporting Person directly owns 455,394 shares of Common Stock and may be deemed to beneficially own 911 shares of Common Stock owned by Blue Victory Holdings, Inc., a company for which the Reporting Person serves as the Chief Executive Officer and in which the Reporting Person owns 90% of the outstanding equity interests. The percentage of shares of Common Stock beneficially owned by the Reporting Person was calculated based upon 6,627,464 shares of Common Stock outstanding on November 9, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2016.

(b)	The Reporting Person has sole power to vote or direct the vote of, and sole power to dispose of or direct the disposition of, 455,394 shares of Common Stock, and may be deemed to have the shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, 911 shares of Common Stock directly owned by Blue Victory Holdings.

(c)	On April 1, 2017, the Reporting Person was granted 10,537 shares of Common Stock by the Issuer pursuant to the terms of the Reporting Person’s employment agreement with the Issuer.

On April 12, 2017, the Reporting Person transferred 533,206 shares of Common Stock via gift to the Kasturi Children’s Trust in a private transaction.

CUSIP No. 03879T108	Schedule 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2017

/s/ Seenu G. Kasturi
Seenu G. Kasturi